

Mail Stop 4561

February 24, 2009

Mr. Richard W. Hudson
Chief Financial Officer
Healthcare Services Group, Inc.
3220 Tillman Drive, Suite 300
Bensalem, Pennsylvania 19020

> **Re: Healthcare Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 0-12015**

Dear Mr. Hudson:

We have reviewed your response letter dated January 23, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed April 7, 2008

Management Compensation, page 8

1.   We note your response to comment 8 in our letter dated December 29, 2008. Please explain why you concluded that Bryan McCartney, Kevin McCartney and Timothy McCartney are not executive officers. For example, on page 18 under "Certain Relationships and Related Party Transactions," you disclose that Kevin McCartney has the same title of "Divisional Vice President" as one of your named executive officers, Joseph McCartney.

Elements of Compensation, page 9

2.	We note your response to comment 11 in our letter dated December 29, 2008. We do not agree that your current disclosure about performance-based compensation sufficiently explains why each named executive officer received the performance-based compensation that he did in 2007. For example, it is not clear why you chose to base incentive compensation on a fixed percentage of income from operations and how you determined that 2.3% was more appropriate than the 3% you have historically paid. Furthermore, while you may not be able to quantify how much any of the listed factors affected compensation decisions, we believe that you can explain what specific aspects of a respective named executive officer's individual responsibilities, performance and experience were considered when making compensation determinations and how those elements were measured. Please expand your discussion of compensation awards to explain specifically why each named executive officer received the compensation awards that he did and tell us how you plan to comply.

3.	We note your statement that "most" of the salary paid to your named executive officers is performance-based. Please clarify whether base salaries are determined by performance-based measures and describe any such measures. Also, please disclose the percentage of total compensation that is targeted for base salary as opposed to incentive payments and long-term equity incentive awards.

Grant of Plan-Based Awards, page 12

4.	We note your response to comment 13 in our letter dated December 29, 2008. As we stated in our comment, the amounts disclosed should reflect the possible amount payable to Mr. McCartney if the respective level of performance is achieved and you are not required to disclose the specific performance goals, which you have noted are variable throughout the year. Therefore, please disclose the target amount payable to Mr. McCartney.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director